UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
 of the Securities Exchange Act of 1934

For the month of July 2016

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
(Translation of registrant's name into English) 5 Ha’solelim Street, Tel Aviv, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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INVESTOR CONTACT: Kip E. Meintzer Check Point Software Technologies +1.650.628.2040 ir@checkpoint.com	MEDIA CONTACT: Jason Stolarczyk Check Point Software Technologies +1.650.628.2127 press@checkpoint.com

CHECK POINT SOFTWARE TECHNOLOGIES REPORTS 2016 SECOND QUARTER FINANCIAL RESULTS

SAN CARLOS, CA – July 26, 2016 — Check Point® Software Technologies Ltd. (NASDAQ: CHKP) today announced its financial results for the second quarter ended June 30, 2016.

Second Quarter 2016:

•	Total Revenue: $423 million, representing a 7 percent increase year over year
•	GAAP Operating Income: $202 million, representing 48 percent of revenue
•	Non-GAAP Operating Income: $227 million, representing 54 percent of revenue
•	GAAP EPS: $0.95, representing an 8 percent increase year over year
•	Non-GAAP EPS: $1.09, representing a 10 percent increase year over year
•	Deferred Revenues: $892 million, representing a 14 percent increase year over year
•	Software Blades Subscriptions Revenues: $93 million, representing a 21 percent increase year over year

“We had a good second quarter with results toward the high-end of our expectations. Our newly launched security appliance lines optimized for threat prevention were embraced by customers and resulted in a marked increase in unit sales,” said Gil Shwed, founder and chief executive officer, Check Point. “In addition, our advanced threat prevention and zero-day malware protection software experienced high-growth and contributed to the acceleration in our software blades subscriptions revenues.”

Financial Highlights for the Second Quarter of 2016:

•	Total Revenue: $423 million compared to $395 million in the second quarter of 2015.
•	GAAP Operating Income: $202 million compared to $199 million in the second quarter of 2015.
•	Non-GAAP Operating Income: $227 million compared to $221 million in the second quarter of 2015.
•	GAAP Net Income and Earnings per Diluted Share: GAAP net income was $166 million compared to $163 million in the second quarter of 2015. GAAP earnings per diluted share were $0.95 compared to $0.88 in the second quarter of 2015.
•	Non-GAAP Net Income: Non-GAAP net income was $190 million compared to $183 million in the second quarter of 2015.
•	Non-GAAP Earnings per Diluted Share: $1.09 compared to $0.99 in the second quarter of 2015.
•	Deferred Revenues: As of June 30, 2016, deferred revenues were $892 million compared to $780 million as of June 30, 2015.
•	Cash Flow: Cash flow from operations of $202 million compared to $193 million in the second quarter of 2015.
•	Share Repurchase Program: During the second quarter of 2016, the company repurchased 2.93 million shares at a total cost of $246 million. In May 2016, the company announced that its board of directors has authorized an extension to the company’s on-going share repurchase program. Under the updated program, effective immediately, Check Point is authorized to continue to repurchase up to an additional $250 million of shares up to an aggregate of $1.5 billion under the updated program.

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•	Cash Balances, Marketable Securities and Short Term Deposits: $3,708 million as of June 30, 2016, compared to $3,611 million as of June 30, 2015.

For information regarding the non-GAAP financial measures discussed in this release, as well as a reconciliation of such non-GAAP financial measures to the most directly comparable GAAP financial measures, please see “Use of Non-GAAP Financial Information” and “Reconciliation of GAAP to Non-GAAP Financial Information.”

Business Highlights

Completed Launch of New Appliance Series (1400, 3000 & 5000) – These new optimized appliances provide organizations of any size the power to run advanced threat prevention capabilities, including the full inspection of encrypted data, without compromising performance. The successful launch of the 1400, 3000 and 5000 Series appliances complement the previous launch in January of the 15000 and 23000 Series appliances

Industry-Leading SandBlast™ Zero-Day Protection Extended to Cloud-Based Email – SandBlast Cloud is designed to safeguard Microsoft Office 365 email customers from modern, sophisticated threats such as ransomware and APTs, allowing organizations to move to cloud infrastructure with confidence. SandBlast Cloud also includes Check Point’s unique CPU-level detection and Threat Extraction capabilities, proactively preventing attacks from reaching users.

R80 Security Management – R80 enables organization to consolidate security management and scale its operation to meet the demands of the most complex security environments.

We received the following industry accolades and announced the following partnership:

Number One in Worldwide Firewall Equipment Market Share – Check Point is the leader in worldwide market share in 1Q 2016 for Firewall Equipment, according to the Gartner Market Share: Enterprise Network Equipment by Market Segment, Worldwide reports.1

Top Position in Worldwide Combined Firewall and UTM Appliance Market – Check Point continued to be the number one vendor in worldwide combined Firewall and UTM appliance revenue for 1Q 2016, according to the IDC Worldwide Quarterly Security Appliance Tracker.2

Leader in the 2016 Gartner Magic Quadrant for Enterprise Network Firewalls – The new report evaluated the company’s completeness of vision and ability to execute in areas such as security management and threat prevention. Check Point has been positioned as a Leader in Enterprise Network Firewalls since 1997.

Leader in the Forrester Automated Malware Analysts Wave – Forrester Research recognized Check Point as a ‘Leader’ in The Forrester Wave™: Automated Malware Analysis, Q2 2016. The company’s advanced zero-day protection technology SandBlast was evaluated.

Check Point, ElevenPath Partnership – ElevenPath, a Telefónica company specializing in development of innovative security solutions, will be a provider of Check Point mobile security technologies for Telefónica corporate customers worldwide.

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Our security research organization has also continued to expose vulnerabilities in today’s infrastructure, which included critical vulnerabilities in mobile equipment and applications, such as:

HummingBad – Cyber criminals utilized HummingBad malware to control 10 million mobile devices globally, allowing them to manipulate the devices into downloading apps and clicking on advertisements to benefit the coalition of developers behind the malware. Check Point researchers discovered how this illegal network ran alongside a legitimate business of Android and iOS apps and analytics, and provided the details of their network operation.

Viking Horde – The Check Point Research Team uncovered a new Android malware campaign on Google Play code named “Viking Horde.” Viking Horde conducts ad fraud, but can also be used for other attack purposes such as DDoS attacks, spam messages and more.

Nuclear Exploit Kit – One of the world’s largest attack infrastructures was uncovered by the Check Point Research team. Nuclear is one of the top exploit kits, both in complexity and infection. These kits are a major part of the Malware-as-a-Service industry, which facilitate the delivery of various types of malware such as ransomware and banking trojans.

“Enterprises today are faced with many challenges as they seek to address the cybersecurity demands of increasingly sophisticated security attacks across the ever-expanding corporate infrastructure. From mobility to cloud and beyond, the Check Point R80 platform with SandBlast continues to lead the way in protecting our customers from known and unknown threats. Our leadership is acknowledged by industry experts and most importantly by the success of our customers,” concluded Shwed.

Third Quarter 2016 Investor Conference Participation Schedule:

•	Pacific Crest 18th Annual Global Technology Leadership Forum August 8, 2016 – Vail, CO

•	Oppenheimer 19th Annual Technology Conference August 10, 2016 – Boston, MA

•	Citi 2016 Global Technology Conference September 7, 2016 – New York, NY

Members of Check Point's management team are expected to present at these conferences and discuss the latest company strategies and initiatives. Check Point’s conference presentations are expected to be available via webcast on the company's web site. To view these presentations and access the most updated information please visit the company's web site at www.checkpoint.com/ir. The schedule is subject to change.

Conference Call and Webcast Information
Check Point will host a conference call with the investment community on July 26, 2016, at 8:30 AM ET/5:30 AM PT. To listen to the live webcast, please visit the website at: www.checkpoint.com/ir. A replay of the conference call will be available through August 2, 2016 on the company's website or by telephone at +1.201.612.7415, replay ID number 13641096.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is the largest network cyber security vendor globally, providing industry-leading solutions and protecting customers from cyberattacks with an unmatched catch rate of malware and other types of threats. Check Point offers a complete security architecture defending enterprises – from networks to mobile devices – in addition to the most comprehensive and intuitive security management. Check Point protects over 100,000 organizations of all sizes.

©2016 Check Point Software Technologies Ltd. All rights reserved

1 Gartner, Inc., Market Share: Enterprise Network Equipment by Market Segment, Worldwide, 1Q16, Christian Canales, Petr Gorodetskiy, Naresh Singh, and Joe Skorupa, June 2016. Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

2 Source: IDC Worldwide Quarterly Security Appliance Tracker 1Q2016, June 2016.

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Legal Notice Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this press release include, but are not limited to, statements related to our expectations regarding our products and solutions and our participation in investor conferences during the third quarter of 2016.  Our expectations and beliefs regarding these matters may not materialize, and actual results or events in the future are subject to risks and uncertainties that could cause actual results or events to differ materially from those projected.  These risks include our ability to continue to develop platform capabilities and solutions; customer acceptance and purchase of our existing solutions and new solutions; the market for IT security continuing to develop; competition from other products and services; and general market, political, economic and business conditions.  The forward-looking statements contained in this press release are also subject to other risks and uncertainties, including those more fully described in our filings with the Securities and  Exchange Commission, including our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016.  The forward-looking statements in this press release are based on information available to Check Point as of the date hereof, and Check Point disclaims any obligation to update any forward-looking statements, except as required by law.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of net income, operating income, operating margin and earnings per diluted share, which are adjustments from results based on GAAP to exclude, as applicable, stock-based compensation charges, amortization of intangible assets and acquisition related expenses and the related tax affects. Check Point’s management uses these non-GAAP financial measures to evaluate our financial performance and operating trends, including period-to-period comparisons, because they exclude certain expenses and gains that management believes are not indicative of our core operating results.  Check Point’s management further believes that the exclusion of these expenses and gains provides a useful measure for period-to-period comparisons of underlying core revenue and operating costs that is focused more closely on the current costs necessary to operate the company’s businesses and reflects its ongoing business in a manner that allows for meaningful analysis of trends. Check Point’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s ongoing core operations and prospects for the future. Historically, Check Point has also publicly presented these supplemental non-GAAP financial measures in order to assist the investment community to see the Company “through the eyes of management,” and thereby enhance understanding of its operating performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial statements contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED STATEMENT OF INCOME

 (In thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2015	2016	2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Products and licenses	$136,248	$132,284	$258,978	$246,581
Software Blades subscriptions	92,700	76,627	180,828	150,976
Total revenues from products and software blades	228,948	208,911	439,806	397,557
Software updates and maintenance	193,801	186,423	387,214	370,353
Total revenues	422,749	395,334	827,020	767,910

Operating expenses:
Cost of products and licenses	25,125	23,973	48,164	44,933
Cost of software blades subscriptions	1,868	1,787	3,686	3,311
Total cost of products and software blades	26,993	25,760	51,850	48,244
Cost of Software updates and maintenance	20,559	19,303	40,165	37,973
Amortization of technology	546	540	1,092	716
Total cost of revenues	48,098	45,603	93,107	86,933

Research and development	43,854	36,230	86,188	71,754
Selling and marketing	107,558	92,126	199,316	168,142
General and administrative	21,088	22,297	44,037	44,988
Total operating expenses	220,598	196,256	422,648	371,817

Operating income	202,151	199,078	404,372	396,093
Financial income, net	11,815	8,582	21,763	16,620
Income before taxes on income	213,966	207,660	426,135	412,713
Taxes on income	48,147	45,024	92,894	89,194
Net income	$165,819	$162,636	$333,241	$323,519

Basic earnings per share	$0.97	$0.90	$1.94	$1.78
Number of shares used in computing basic earnings per share	170,942	180,416	172,169	181,767

Diluted earnings per share	$0.95	$0.88	$1.89	$1.74
Number of shares used in computing diluted earnings per share	174,816	185,140	175,898	186,391

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF GAAP TO NON GAAP FINANCIAL INFORMATION

 (In thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2015	2016	2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP operating income	$202,151	$199,078	$404,372	$396,093
Stock-based compensation (1)	21,999	18,801	40,216	36,578
Amortization of intangible assets and acquisition related expenses (2)	3,282	3,317	6,576	4,603
Non-GAAP operating income	$227,432	$221,196	$451,164	$437,274

GAAP net income	$165,819	$162,636	$333,241	$323,519
Stock-based compensation (1)	21,999	18,801	40,216	36,578
Amortization of intangible assets and acquisition related expenses (2)	3,282	3,317	6,576	4,603
Taxes on the above items (3)	(653)	(1,844)	(2,496)	(2,948)
Non-GAAP net income	$190,447	$182,910	$377,537	$361,752

Diluted GAAP Earnings per share	$0.95	$0.88	$1,89	$1.74
Stock-based compensation (1)	0.12	0.10	0.23	0.11
Amortization of intangible assets and acquisition related expenses (2)	0.02	0.01	0.04	0.03
Taxes on the above items (3)	-	-	(0.01)	(0.02)
Diluted Non-GAAP Earnings per share	$1.09	$0.99	$2.15	$1.86

Number of shares used in computing diluted Non-GAAP earnings per share	174,816	185,140	175,898	186,391

(1) Stock-based compensation:
Cost of products and licenses	$17	$16	$34	$30
Cost of software updates and maintenance	554	400	975	714
Research and development	3,452	2,862	6,298	5,241
Selling and marketing	5,560	4,323	7,803	7,919
General and administrative	12,416	11,200	25,106	22,674
	$21,999	$18,801	$40,216	$36,578

(2) Amortization of intangible assets and acquisition related expenses:
Amortization of technology-cost of revenues	$546	$540	$1,092	$716
Research and development	1,897	1,897	3,794	2,352
Selling and marketing	839	880	1,690	1,535
	$3,282	$3,317	$6,576	$4,603

(3) Taxes on the above items	$(653)	$(1,844)	$(2,496)	$(2,948)

Total, net	$24,628	$20,274	$44,296	$38,233

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEET DATA

(In thousands)

ASSETS

	June 30,	December 31,
	2016	2015
	(unaudited)	(audited)
Current assets:
Cash and cash equivalents	$209,728	$192,312
Marketable securities and short-term deposits	1,117,098	1,091,915
Trade receivables, net	272,567	410,763
Prepaid expenses and other current assets	44,415	40,844
Total current assets	1,643,808	1,735,834

Long-term assets:
Marketable securities	2,381,161	2,331,187
Property and equipment, net	53,950	48,692
Severance pay fund	4,697	5,262
Deferred tax asset, net	58,485	65,711
Goodwill and other intangible assets, net	836,083	838,020
Other assets	37,812	45,174
Total long-term assets	3,372,188	3,334,046

Total assets	$5,015,996	$5,069,880

LIABILITIES AND
SHAREHOLDERS’ EQUITY

Current liabilities:
Deferred revenues	$687,880	$717,528
Trade payables and other accrued liabilities	334,289	339,325
Total current liabilities	1,022,169	1,056,853

Long-term liabilities:
Long-term deferred revenues	204,455	188,255
Income tax accrual	306,869	283,215
Deferred tax liability, net	-	240
Accrued severance pay	9,126	9,451
	520,450	481,161

Total liabilities	1,542,619	1,538,014

Shareholders’ equity:
Share capital	774	774
Additional paid-in capital	1,043,946	987,331
Treasury shares at cost	(4,513,143)	(4,043,271)
Accumulated other comprehensive gain (loss)	17,277	(4,250)
Retained earnings	6,924,523	6,591,282
Total shareholders’ equity	3,473,377	3,531,866

Total liabilities and shareholders’ equity	$5,015,996	$5,069,880
Total cash and cash equivalents, marketable securities and short-term deposits	$3,707,987	$3,615,414

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA

(In thousands)
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2015	2016	2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flow from operating activities:
Net income	$165,819	$162,636	$333,241	$323,519
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	2,720	2,541	5,392	4,883
Amortization of intangible assets	963	998	1,937	1,632
Stock-based compensation	21,999	18,801	40,216	36,578
Realized gain on marketable securities	(1,429)	(7)	(1,124)	(79)
Decrease (increase) in trade and other receivables, net	(21,635)	(26,167)	141,218	95,203
Increase in deferred revenues, trade payables and other accrued liabilities	40,224	36,658	11,347	17,709
Excess tax benefit from stock-based compensation	(3,683)	(2,084)	(4,814)	(2,301)
Deferred income taxes, net	(2,528)	(650)	(1,214)	169
Net cash provided by operating activities	202,450	192,726	526,199	477,313

Cash flow from investing activities:

Cash paid in conjunction with acquisitions, net of acquired cash	-	(62,413)	-	(96,544)
Investment in property and equipment	(5,942)	(3,164)	(10,650)	(5,845)
Net cash used in investing activities	(5,942)	(65,577)	(10,650)	(102,389)

Cash flow from financing activities:
Proceeds from issuance of shares upon exercise of options	17,379	2,228	33,529	34,015
Purchase of treasury shares	(245,671)	(244,997)	(492,937)	(486,682)
Excess tax benefit from stock-based compensation	3,683	2,084	4,814	2,301
Net cash used in financing activities	(224,609)	(240,685)	(454,594)	(450,366)

Unrealized gain (loss) on marketable securities, net	6,913	(9,392)	31,618	3,111

Increase (decrease) in cash and cash equivalents, marketable securities and short term deposits	(21,188)	(122,928)	92,573	(72,331)

Cash and cash equivalents, marketable securities and short term deposits at the beginning of the period	3,729,175	3,733,530	3,615,144	3,682,933

Cash and cash equivalents, marketable securities and short term deposits at the end of the period	$3,707,987	$3,610,602	$3,707,987	$3,610,602

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

	By:	/s/ Tal Payne
Tal Payne
Chief Financial Officer & Chief Operating Officer
July 26, 2016

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